SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    Form 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


        Reporting certain events occurring during the month of May 2001.


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                        WHEREVER.NET HOLDING CORPORATION

                           Suite 4701 - NatWest Tower
                        One Matheson Street, Causeway Bay
                    Hong Kong SAR, People's Republic of China




        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F [X]  Form 40-F

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   No [X]

Item 5. Other Information

      Our Company is experiencing a liquidity crunch and cash shortage and we are attempting to re-negotiate our vendors' accounts payable. Simultaneously, we are attempting to raise additional capital or find a purchaser for a controlling interest in our Company. We do not have any commitments from potential investors and we cannot give any assurances that we will be successful in our attempts to renegotiate our liabilities or raise additional capital.

      At a meeting of our Board of Directors held on May 19, 2001, the following actions were taken:

      The Board of Directors accepted the resignation of Johnny Chung Pin Lee as President and Chief Executive Officer. He was appointed an advisor to our company and remains a member of the Board of Directors.

      The Board of Directors appointed Rau Chang as our company's Acting Chief Executive Officer and a member of the Board of Directors.

      The Board of Directors accepted the resignation of Fernando Bensuaski as Chief Financial Officer. He continues as Executive Vice President and Chief Operating Officer and as a member of the Board of Directors.

      The Board of Directors accepted the resignation of Dr. Stephen S. Chang, Dr. Ko Chang Hsieh and Mrs. Li-Yu Hsu as members of the Board of Directors.

      At a meeting of our Board of Directors held on May 23, 2001, the following actions were taken:

      The Board of Directors accepted Rau Chang's resignation as Acting Chief Executive Officer.

      The Board of Directors unanimously appointed Fernando Bensuaski to the position of President and Chief Executive Officer.

      On May 28, Chris Pon-Yean Lee resigned as chairman of our Board of Directors and also resigned as a director of our company. Additionally, the following two persons resigned as members of the Board of Directors of our company: Ken Hsin-Cheng Chen and Jack Hsin-Tse Lai.

      We wish to caution readers that, with the exception of historical matters, the matters discussed in this Report on Form 6-K may include forward-looking statements. Generally the forward-looking statements can be identified by the use of forward-looking words such as "may," "expect," "anticipate," "estimate," "plan," "believe" or similar words. They involve risks and uncertainties, including but not limited to factors related to our limited operating history and significant historical losses, the highly competitive nature of the telecommunications business, our dependence on others for, among other things, equipment and services, our ability to manage growth, political, economic, and regulatory risks, including but not limited to currency and other risk related to foreign operations in China, Taiwan and other countries in Asia, the results of financing efforts and other factors discussed in our other filings with and submissions to the Securities and Exchange Commissions. Such factors could affect our actual results and cause our results to differ materially from those expressed in any forward-looking statement.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


WHEREVER.NET HOLDING CORPORATION






By: /S/ FERNANDO BENSUASKI              Date:  May 28, 2001
    -------------------------
Fernando Bensuaski
Chief Executive Officer


By: /S/ JOHNNY LEE                      Date:  May 28, 2001
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Johnny Lee
Director